EXHIBIT 99.1

AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT

This Amendment No. 1 to Securities Purchase Agreement (this “Amendment”), dated as of April 10, 2024, amends the Securities Purchase Agreement, dated as of September 21, 2023 (the “Securities Purchase Agreement”), by and among Carbon Revolution Public Limited Company, a public limited company incorporated in Ireland with registered number 607450 (the “Issuer”), OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, and OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company (collectively, the “Buyer”), and, solely for purposes of limited provisions of the Securities Purchase Agreement, Carbon Revolution Operations PTY LTD., an Australian private limited company (“Carbon Revolution Operations”). Capitalized terms used and not defined herein have the respective meanings given to them in the Securities Purchase Agreement.

RECITALS

WHEREAS, the Issuer, Buyer and, solely for limited purposes as set forth in the Securities Purchase Agreement, Carbon Revolution Operations, are party to the Securities Purchase Agreement, pursuant to which Buyer subscribed for and acquired, and the Issuer allotted, issued and sold to Buyer, Class A Preferred Shares and a warrant to purchase up to 19.99% of the number of ordinary shares of the Issuer outstanding upon completion of the Business Combination, subject to adjustment for certain subsequent issuances of Ordinary Shares;

WHEREAS, Buyer has agreed, subject to certain terms and conditions and the receipt of certain consideration as set forth in this Amendment (including certain modifications to the Securities Purchase Agreement as set forth herein), to, inter alia, amend the Securities Purchase Agreement to release a portion of the Reserve Funds in the Reserve Account to be applied in subscription by Buyer for First Reserve Release Acquired Interests and the New Warrant (the “Early Reserve Release”); and

WHEREAS, Buyer is proposing to undertake the Early Reserve Release at the request and for the benefit of the Issuer, and in consideration therefor, the Issuer has agreed to promptly reimburse upon demand all vouched and itemized third-party costs and expenses that are reasonably and necessarily incurred by Buyer or any of its Affiliates (including, without limitation, all vouched and itemized fees, disbursements and expenses that are reasonably and necessarily incurred by Latham & Watkins LLP, Matheson LLP and any other professional advisor of Buyer) in accordance with the Expense Reimbursement Agreement, dated as of March 25, 2024, between the Issuer and Buyer, whether or not the Early Reserve Release is consummated or any agreements, documents or amendments referenced herein are executed.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Issuer, Carbon Revolution Operations and Buyer hereby agree as follows:

SECTION 1.       Amendments.

(a)       The following terms contained in Section 1.01 (Definitions) of the Securities Purchase Agreement are hereby amended and restated in their entirety as follows:

“First Reserve Release Condition” means (a) the execution and delivery by the Issuer of (i) the Warrant Amendment and (ii) the Registration Rights Agreement; (b) the designation by resolution(s) validly passed at a meeting of the board of directors of the Issuer of 50 of the Issuer’s authorized and unissued preferred shares with a nominal value of US$0.0001 per share as “Class B Preferred Shares”, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set out in the Certificate of Designation; (c) the execution by the Issuer of the Certificate of Designation; (d) the allotment, issuance and sale by the Issuer to Buyer of the First Reserve Release Acquired Interests and the New Warrant; (e) the payment by the Issuer of (i) all amounts required pursuant to the terms of the Expense Reimbursement Agreement and Section 5.13 of this Agreement, (ii) all expenses of consultants of the board of directors of the Issuer and Buyer incurred and due and included in the First Reserve Release Funds Flow Memorandum and (iii) a structuring premium to OIC, L.P. in the amount of US$300,000; (f) the execution and delivery of the employment agreement of a newly appointed Chief Transformation Officer of the Issuer, which employment agreement shall be in form and substance reasonably satisfactory to Buyer, and whose responsibilities shall include the development of the First Reserve Release Budget; (g) prior to the Reserve Release Closing relating to the First Reserve Release Acquired Interests and the New Warrant, the establishment by the board of directors of the Issuer of a committee (the “Board Budget Committee”), which committee’s responsibilities shall include (i) oversight of the undertakings of such Chief Transformation Officer and (ii), after the Reserve Release Closing relating to the First Reserve Release Acquired Interests and the New Warrant and prior to the approval of the First Reserve Release Budget, approval of the hiring of any new salaried employees or any production employees (other than replacement positions for departing employees from existing positions that were filled prior to March 28, 2024), approval of any new capital expenditure commitments (including new purchase orders or entry into new contractual commitments), approval of any capital expenditure payments for work done, or falling due, on or after March 28, 2024 and approval of any action that would authorize or have the effect of the foregoing (including the execution, amendment or termination of any contract); (h) delivery of a certification (as of the date of the Reserve Release Closing relating to the First Reserve Release Acquired Interests and the New Warrant) in writing by the Issuer to Buyer (in form and substance reasonably satisfactory to Buyer) that since March 28, 2024, the Issuer, and each Subsidiary, has not hired any new salaried employees (other than pursuant to agreements entered into prior to March 28, 2024), incurred any additional capital expenditures as a result of any new issuance of purchase orders or entry into new contractual commitments or taken any action that would authorize or have the effect of the foregoing (including the execution, amendment or termination of any contract); (i) the representations and warranties of the Issuer contained in the New Warrant and the Warrant (as amended by the Warrant Amendment) shall be true, correct and complete as certified in writing by the Issuer to Buyer in form and substance reasonably satisfactory to Buyer; (j) the Issuer shall have made the NASDAQ Home Country Practice Election and delivered evidence thereof reasonably satisfactory to Buyer; (k) the delivery by the Issuer to Buyer of two (2) written escrow release instructions (executed by the Issuer) to the Escrow Agent, in form and substance reasonably acceptable to Buyer, for disbursement from the Reserve Account (the “Signed Joint Instructions”), which Signed Joint Instructions shall only be countersigned by Buyer (I) for any disbursements included in the First Reserve Release Funds Flow Memorandum or (II) in event of an Administration Reserve Recovery Event; (l) the execution and delivery of amendments or amendments and restatements to the constitutions of the subsidiaries of the Issuer organized in Australia in form and substance reasonably satisfactory to Buyer; and (m) evidence reasonably satisfactory to Buyer that the Issuer has obtained an insurance endorsement modifying the current insurance policies, including, without limitation, all insurance policies relating to directors and officers of the Issuer and its subsidiaries, in form and substance reasonably satisfactory to Buyer.

“Per Share Subscription Price” means, with respect to the Class A Preferred Shares and the Class B Preferred Shares, US$100,000.00, and with respect to any other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles, an amount in U.S. dollars to be agreed in writing between the Issuer and Buyer.

“Securities” means (i) all Class A Preferred Shares, (ii) all Class B Preferred Shares, (iii) such other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles, (iv) the Warrant, (v) the New Warrant, (vi) such other warrants as may be issued by the Issuer as permitted under the Company Articles and (vii) all Ordinary Shares issuable in respect of the Warrant, the New Warrant or the warrants referenced in clause (vi), in each case that may be issued pursuant to this Agreement or Amendment No. 1.

(b)          Section 1.01 (Definitions) of the Securities Purchase Agreement is hereby amended to add the following defined terms in the appropriate alphabetical order:

“Administration Reserve Recovery Event” means the occurrence of any of the following: (i) an event of acceleration or a Threatened acceleration with respect to any agreement, loan document, indenture, mortgage or other instrument evidencing indebtedness of the Issuer or any of its subsidiaries exceeding US$5,000,000 in aggregate principal amount (which shall include, without limitation, the PIUS Loan); (ii)(a) any bankruptcy, reorganization insolvency, readjustment of debt, liquidation, dissolution or similar event, whether voluntary or involuntary, under Applicable Law (including any Australian Insolvency Event) with respect to the Issuer or any of its subsidiaries, or (b) approval of any plan to file or trigger such bankruptcy, reorganization insolvency, readjustment of debt, liquidation, dissolution or similar event under Applicable Law by the board of directors of the Issuer or any of its subsidiaries; or (iii) after the issuance and sale of the First Reserve Release Acquired Interests and the New Warrant, the determination by Buyer’s investment committee (which determination may be made in such investment committee’s sole discretion) that Buyer will not consummate any additional Reserve Release Closings.

“Amendment No. 1” means Amendment No. 1 to Securities Purchase Agreement, dated as of April 10, 2024, between the Issuer and Buyer.

“Approved Budget” means (i) initially, the budget delivered pursuant to Section 2.02(b)(vi) of this Agreement; (ii) on and after the date of the Reserve Release Closing relating to the First Reserve Release Acquired Interests and the New Warrant, the First Reserve Release Funds Flow Memorandum; (iii) on and after the first date that the final First Reserve Release Budget has been delivered to Buyer, the First Reserve Release Budget; and (iv) thereafter, upon the approval by the board of directors of the Issuer of any subsequent budget in accordance with Schedule 1 of the Company Articles, such budget so approved, in the case of clauses (ii), (iii) and (iv), which budget shall include, but not be limited to, research and development expenses, selling, general and administrative expenses, property, plant and equipment and other capital expenditures.

“Australian Insolvency Event” means in respect of any of the Issuer’s subsidiaries registered in Australia from time to time, the occurrence of any of the following: (i) it is in liquidation, in provisional liquidation, under administration or wound up or has had a “Controller” (as defined under the Corporations Act 2001 (Cth) (“Corporations Act”)) appointed to its property, (ii) it is subject to any arrangement (including a deed of company arrangement or scheme of arrangement), assignment, moratorium, compromise or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this document); (iii) an application or order has been made (and in the case of an application which is disputed by the person, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of the things described in (i) and (ii); (iv) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; (v) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this document reasonably deduces it is so subject).

“Certificate of Designation” means the certificate of designation substantially in the form attached as Exhibit D to Amendment No. 1, with respect to which the board of directors of the Issuer, by unanimous resolution, resolved, in accordance with the Company Articles, to designate 50 of the Issuer’s authorized and unissued preferred shares with a nominal value of $0.0001 per share, as “Class B Preferred Shares”, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set out therein (as same may be amended from time to time, in accordance with the provisions of the Articles and the provisions of the Certificate of Designation). References in this Agreement to the “Company Articles” shall be deemed to include the Certificate of Designation.

“Class A Preferred Share Return” has the meaning given to that term in the Company Articles.

“Class B Preferred Shares” means the Issuer’s authorized and unissued preferred shares with a nominal value of US$0.0001 per share designated by unanimous resolution of the board of directors of the Issuer as “Class B Preferred Shares”, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set out in the Certificate of Designation (as same may be amended from time to time, in accordance with the provisions of the Company Articles and the Certificate of Designation).

“Expense Reimbursement Agreement” means the Expense Reimbursement Agreement, dated as of March 25, 2024, between the Issuer and Buyer.

“First Reserve Release Budget” means the “zero-based budget” to be developed by the Chief Transformation Officer of the Issuer and approved by Buyer and the board of directors of the Issuer.

“First Reserve Release Funds Flow Memorandum” means a funds flow memorandum to be prepared in good faith by Buyer and delivered to the Issuer at least two (2) Business Days prior to the Reserve Release Closing relating to the First Reserve Release Acquired Interests and the New Warrant.

“NASDAQ Home Country Practice Election” means any and all disclosures, notices or filings in form and substance reasonably satisfactory to Buyer required for reliance on home country practice in lieu of the requirements of the 5600 Series of the NASDAQ listing rules.

“New Warrant” means that certain Warrant to Purchase Ordinary Shares substantially in the form attached as Exhibit A to Amendment No. 1.

“OIC Reserve Recovery Amount” has the meaning given to that term in the Company Articles.

“PIUS Loan” means collectively, (i) the Trust Indenture, dated as of May 23, 2023, between Carbon Revolution Operations, as issuer, and UMB Bank, National Association, as trustee, relating to the US$60,000,000 Series 2023-A Notes (as defined therein), (ii) the Proceeds Disbursing and Security Agreement, dated as of May 23, 2023, by and among UMB Bank, National Association, as trustee and as disbursing agent, Newlight Capital LLC, as servicer for the benefit of the disbursing agent and as collateral agent for the benefit of the trustee, and Carbon Revolution Operations and (iii) any other agreements or instruments entered into in connection therewith, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Registration Rights Agreement” means that certain Registration Rights Agreement substantially in the form attached as Exhibit C to Amendment No. 1.

“Warrant Amendment” means that certain Amendment to Warrant to Purchase Ordinary Shares substantially in the form attached hereto as Exhibit B to Amendment No. 1.

(c)          Section 1.01 (Definitions) of the Securities Purchase Agreement is hereby amended to delete the defined term “Second Reserve Release Condition”, but, for the avoidance of doubt, not the defined terms “IP Loan Refinancing”, “Wheel Production Target” and “Unit Cost Target”, set forth therein.

(d)          Clause (b)(vi) of Section 2.02 (Initial Closing Deliverables) of the Securities Purchase Agreement is hereby revised to strike the following text: “(the “Approved Budget”)”.

(e)          Section 2.05 (Reserve Release Closing) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“(a) Upon the terms and subject to the conditions of this Agreement, upon the date on which the First Reserve Release Condition is satisfied, Buyer will subscribe for and acquire and the Issuer will allot, issue and sell to Buyer, such number of Class B Preferred Shares as is equal to (i) US$5,001,000 divided by (ii) the Per Share Subscription Price, rounded up to the nearest whole share (the “First Reserve Release Acquired Interests”) and (iii) the New Warrant. The aggregate subscription price at the Closing therefor shall be allocated as follows: (i) US$5,000,000 for the First Reserve Release Acquired Interests and (ii) US$1,000 for the New Warrant, and the First Reserve Release Acquired Interests and the New Warrant shall be issued to Buyer contemporaneously.

(b) Upon the terms and subject to the conditions of this Agreement, upon any other date that Buyer has obtained investment committee approval (which approval may be withheld or given in such investment committee’s sole discretion), Buyer will subscribe for and acquire and the Issuer will allot, issue and sell to Buyer, such number of (x) Class A Preferred Shares, Class B Preferred Shares or such other class of preferred shares and (y) any associated warrants to subscribe for Ordinary Shares, in each case, as may be issued by the Issuer as permitted under the Company Articles, as determined in the sole discretion of Buyer, as such Class A Preferred Shares, Class B Preferred Shares or such other class of preferred shares is equal to (i) an amount in U.S. dollars to be agreed in writing between the Issuer and Buyer divided by (ii) the Per Share Subscription Price, rounded up to the nearest whole share (the “Subsequent Reserve Release Acquired Interests” and, together with the First Reserve Release Acquired Interests, the “Reserve Release Acquired Interests”) and (iii) any associated warrants to subscribe for Ordinary Shares. The Parties mutually agree to negotiate in good faith the terms and conditions for subsequent releases of the Reserve Funds following the adoption of the First Reserve Release Budget.

(c) In connection with the subscription for such Reserve Release Acquired Interests: (i) upon issuance, the Reserve Release Acquired Interests and the New Warrant, (ii) upon execution and delivery of the Warrant Amendment, the Warrant, and (iii) upon issuance, all Ordinary Shares issuable pursuant to the New Warrant and the Warrant (as amended by the Warrant Amendment), in each case, shall be free and clear of all Liens (other than restrictions on transfer under applicable federal and state securities laws and under the Company Articles).

(d) Subject to the conditions stated in this Agreement, the closing of the subscription for the applicable Reserve Release Acquired Interests (the “Reserve Release Closing”) will take place remotely by the electronic exchange of documents in .pdf format on the third (3) Business Day following the date on which all of the conditions to the Reserve Release Closing in Article 8 and Article 11 have been satisfied or waived (other than those conditions that can only be satisfied at such Reserve Release Closing, but subject to satisfaction of such conditions).

(e) The Issuer shall use the Reserve Funds released from the Reserve Account in connection with a Reserve Release Closing for general corporate purposes in accordance with the Approved Budget.

(f) All Reserve Funds released from the Reserve Account and applied by Buyer in subscription for Class B Preferred Shares or such other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles (other than Class A Preferred Shares) and for any associated warrants to subscribe for Ordinary Shares, in accordance with the terms of this Agreement or such other agreement as may be entered into, from time to time, by the Issuer with the prior written consent of Buyer, shall be deemed, for the purposes of: (A) limb (ii) of paragraph (a) of the definition of “Class A Preferred Share Amount” in the Company Articles; and (B) limb (ii) of paragraph (a) of the definition of “Class A Preferred Share Return” in the Company Articles, to the extent of the amount of Reserve Funds so released and applied, to be a withdrawal by Buyer of Reserve Funds from the Reserve Account in deemed exercise by Buyer of the Draw Right (and, accordingly, such Reserve Funds shall be deemed to constitute an OIC Reserve Recovery Amount).

(g) If Reserve Funds are released from the Reserve Account and applied by Buyer in subscription for Class B Preferred Shares or such other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles (other than Class A Preferred Shares) and for any associated warrants to subscribe for Ordinary Shares, in accordance with the terms of this Agreement or such other agreement as may be entered into, from time to time, by the Issuer with the prior written consent of Buyer, Buyer hereby irrevocable waives (on behalf of itself, its successors in title and all persons who may become the holders of Class A Preferred Shares, whether by transfer or otherwise) the right to be paid a Class A Preferred Share Return under limb (ii) of paragraph (a) of the definition of “Class A Preferred Share Return” in the Company Articles to the extent of the amount of Reserve Funds so released from the Reserve Account and applied in subscription for Class B Preferred Shares or such other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles (other than Class A Preferred Shares) and for any associated warrants to subscribe for Ordinary Shares. For the avoidance of doubt, the provisions of limb (ii) of paragraph (a) of the definition of “Class A Preferred Share Return” in the Company Articles shall otherwise continue to apply to any OIC Reserve Recovery Amount which is withdrawn and not applied in subscription for Class B Preferred Shares or such other class of preferred shares as may be issued by the Issuer as permitted under the Company Articles or for any associated warrants to subscribe for Ordinary Shares, if any.”

(f)          Section 2.06(a) (Reserve Release Closing Deliverables) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“(a) At each Reserve Release Closing, Buyer will execute and deliver written instructions to the Escrow Agent instructing the Escrow Agent to disburse from the Reserve Account an amount in cash equal to the Reserve Funds to be released from the Reserve Account in respect of the relevant Reserve Release Closing in immediately available funds by wire transfer to the account provided in writing by the Issuer to the Escrow Agent at least two (2) Business Days prior to such Reserve Release Closing.”

(g)          Section 2.07 (OIC Reserve Recovery Event) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“Section 2.07          OIC Reserve Recovery Event. In the event that (i) one or more of the IP Loan Refinancing, the Wheel Production Target and the Unit Cost Target have not occurred, been realized or achieved on or prior to December 1, 2024 (or, if the Issuer is continuing to work in good faith to complete or satisfy the IP Loan Refinancing, the Wheel Production Target and the Unit Cost Target, as applicable, as of December 1, 2024, on or prior to January 31, 2025), or (ii)  an Administration Reserve Recovery Event occurs (each of clauses (i) and (ii), an “OIC Reserve Recovery Event”), then Buyer shall have the right (but not the obligation), exercisable at any time thereafter by written notice to the Issuer (but without the Issuer’s consent):

(i) to proceed to the Reserve Release Closing in accordance with the provisions of Section 2.05 and Section 2.06;

(ii) to withdraw the entire amount of the Reserve Funds (plus interest accrued thereon) then remaining in the Reserve Account (the “Draw Right”), whereupon Buyer shall thereafter execute and deliver written instructions to the Escrow Agent instructing the Escrow Agent to disburse from the Reserve Account and unconditionally deliver such amount to Buyer, whereupon Buyer shall have no further obligations to apply the Reserve Funds (or any interest accrued thereon) in subscription for Securities under this Agreement or otherwise; or

(iii) to undertake a combination of (i) and (ii), whereupon the relevant provisions of this Agreement shall be construed accordingly to refer to the respective portions of the Reserve Funds (plus interest accrued thereon) in respect of which Buyer wishes to proceed to the Reserve Release Closing and exercise its Draw Right.”

(h)          Section 5.03 (Confidentiality) of the Securities Purchase Agreement is hereby amended to add the following sentence at the end thereof:

“Notwithstanding the foregoing, Buyer may disclose Confidential Information to its current or potential equity or debt investors or financing sources without the consent of the Issuer (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential).”

(i)          Article 5 (Covenants) is hereby amended to add the following additional covenants at the end thereof:

“Section 5.18           First Reserve Release Budget; Board Budget Committee. The Issuer shall (i) deliver a draft of the First Reserve Release Budget to Buyer for review and approval not later than 10 calendar days after the Reserve Release Closing relating to the First Reserve Release Acquired Interests and the New Warrant and (ii) the obtain the approval of the board of directors of the Issuer for the First Reserve Release Budget not later than 15 calendar days (or such later date as agreed to in writing by Buyer) after the Reserve Release Closing relating to the First Reserve Release Acquired Interests and the New Warrant. Prior to the approval of the First Reserve Release Budget by Buyer and the board of directors of the Issuer, the Issuer and its subsidiaries shall not hire any new salaried employees or any production employees (other than replacement positions for departing employees from existing positions that were filled prior to March 28, 2024), incur any new capital expenditure commitments (including new purchase orders or entry into new contractual commitments), approve any capital expenditure payments for work done, or falling due, on or after March 28, 2024 or approve of any action that would authorize or have the effect of the foregoing (including the execution, amendment or termination of any contract) unless the prior approval of the Board Budget Committee has been obtained; provided, that such approval shall not be unreasonably withheld solely with respect to contracted capital expenditure payments required under agreements entered into prior to March 28, 2024 and which, if not paid, would directly cause an event of default and/or acceleration of the related indebtedness. The Issuer shall, and shall cause its subsidiaries to, promptly comply with instructions, requests or directives of the Board Budget Committee.”

(j)          Section 8.06 (Stock Exchange Quotation; Qualification) of the Securities Purchase Agreement is hereby amended to add the following sentence at the end thereof:

“The Issuer is a “foreign private issuer” under the rules and regulations of the SEC that is permitted to follow, and in connection with the transactions contemplated by Amendment No. 1, is relying upon, its home country practice in lieu of the requirements of the Rule 5600 Series of the NASDAQ listing rules as in effect on the date of Amendment No.1.”

(k)          Section 11.04 (Subsequent Closing Deliverables) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“Buyer shall have delivered (or be ready, willing and able to deliver at such Reserve Release Closing) to the Issuer the documents and other items, including the written instructions to the Escrow Agent for the Reserve Funds to be released from the Reserve Account in respect of the relevant Reserve Release Closing.”

SECTION 2.        Covenants.

(a)          On or prior to the Reserve Release Closing relating to the First Reserve Release Acquired Interests and the New Warrant, the Issuer shall (a) execute and deliver (i) the New Warrant substantially in the form attached hereto as Exhibit A, (ii) the Warrant Amendment substantially in the form attached hereto as Exhibit B and (iii) the Registration Rights Agreement substantially in the form attached hereto as Exhibit C and (b) obtain the approval of the board of directors of the Issuer of the Certificate of Designation substantially in the form attached hereto as Exhibit D.

(b)          Within five (5) Business Days of the date hereof, the Issuer shall deliver, and use best efforts to cause the Escrow Agent to deliver, in form and substance satisfactory to Buyer, an amendment or amendment and restatement of the Escrow Agreement executed by the Issuer and the Escrow Agent.

(c)          Carbon Revolution Operations hereby agrees to be jointly and severally liable for the obligations of the Issuer pursuant to the Expense Reimbursement Agreement and pursuant to Section 12.03 (Indemnification by the Issuer) and Section 14.03 (Expenses) of the Securities Purchase Agreement.

(d)          Until December 31, 2024 (or such later date as agreed by the Parties), the Issuer shall, and shall cause its subsidiaries to, ensure that (1) all purchase orders or paydowns of working capital/customer advances are timely logged through electronic financial and/or operating systems and (2) Buyer and its consultants (who are under confidentiality obligations with Buyer or the Issuer, as applicable) have access via read-only profiles (the number of such profiles to be mutually agreed) to all such systems, including for the avoidance of doubt, the Issuer’s NetSuite, Stampli, and Power BI accounts.

SECTION 3.          Release. The Issuer, on behalf of itself and its Affiliates and their respective directors, officers, employees, agents, advisors and representatives (the “Issuer Parties”), hereby forever and unconditionally releases and discharges all Actions that could have been, or may be, asserted against Buyer or its Affiliates, or their respective directors, officers, employees, agents, advisors or representatives (the “Buyer Parties”), for any and all actions of or any and all failures to act by the Escrow Agent related to the Reserve Funds, including, for the avoidance of doubt, any delay or refusal to disburse the Reserve Funds pursuant to written instructions whether as a result of the Escrow Agent exercising any of its rights under the Escrow Agreement or otherwise, and no Buyer Party shall have any Liability of any kind to any Issuer Party therefor; provided, in each case, that such release and discharge shall not apply to Buyer or its Affiliates if the Buyer or its Affiliates delivers any instruction to the Escrow Agent that is not permitted by the terms of this Agreement or fails to deliver any instruction to the Escrow Agent that this Agreement requires the Buyer or such Affiliate to deliver.

SECTION 4.          Miscellaneous. The provisions of Sections 14.01 (Notices), 14.02 (Amendments and Waivers), 14.04 (Successors and Assigns), 14.05 (Governing Law), 14.06 (Jurisdiction), 14.07 (Waiver of Jury Trial), 14.08 (Counterparts; Effectiveness; Third Party Beneficiaries), 14.09 (Electronic Signatures), 14.10 (Entire Agreement), 14.11 (Severability), 14.13 (Specific Performance) and 14.15 (Arm’s Length Transaction) of the Securities Purchase Agreement are incorporated herein and shall apply, mutatis mutandis, to this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

ISSUER:

CARBON REVOLUTION PUBLIC LIMITED COMPANY

By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Director

[Signature Page to Amendment No. 1 to Securities Purchase Agreement]

CARBON REVOLUTION OPERATIONS PTY LTD

By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Director

By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel and Company Secretary

[Signature Page to Amendment No. 1 to Securities Purchase Agreement]

BUYER:

OIC STRUCTURED EQUITY FUND I RANGE, LLC

By: OIC Structured Equity Fund I AUS, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
	Name:	Chris Leary
	Title:	Manager

OIC STRUCTURED EQUITY FUND I GPFA RANGE, LLC

By: OIC Structured Equity Fund I GPFA, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
	Name:	Chris Leary
	Title:	Manager

[Signature Page to Amendment No. 1 to Securities Purchase Agreement]

Exhibit A:
New Warrant

(See attached)

Exhibit B:
Warrant Amendment

(See attached)

Exhibit C:
Registration Rights Agreement

(See attached)

Exhibit D:
Certificate of Designation

(See attached)